Powerbridge Technologies Co., Ltd.

1st Floor, Building D2, Southern Software Park

Tangjia Bay, Zhuhai, Guangdong 519080, China

January 3, 2019

VIA EDGAR

Diane Fritz

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Powerbridge Technologies Co., Ltd.
Amendment No. 2 to
Draft Registration Statement on Form F-1
Submitted December 10, 2018
CIK No. 0001754323

Dear Ms. Fritz:

Powerbridge Technologies Co., Ltd. (the “Company”, “Powerbridge,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 21, 2018 regarding our Registration Statement on Form F-1 previously submitted on September 26, 2018 and amended on November 6, 2018 and December 10, 2018 (the “Registration Statement”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. A registration statement on Form F-1 filed publicly accompanying this Response Letter is referred to as Form F-1.

Please note that new language we are including in Form F-1 pursuant to your comments, is indicated in this letter in bold, italicized font; any deletions from the initial Registration Statement are indicated in this letter as strikethrough font.

Amendment No. 2 to Draft Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 53

1.	Please revise your aging of accounts receivable to separately show the amount of current accounts receivable (i.e. within payment terms).

Response: In response to the Staff’s comment we have revised the disclosure of aging of accounts receivables on page 55 of the Form F-1 to separately show the amount of current accounts receivables as follows:

The aging of accounts receivables are as follows:

	~~December 31, 2017~~			~~December 31, 2016~~			~~June 30, 2018~~
~~0-90 days~~	~~$~~	~~4,168,586~~		~~$~~	~~304,569~~		~~$~~	~~1,822,747~~
~~90-180 days~~		~~33,092~~			~~13,003~~			~~1,826,020~~
~~180-360 days~~		~~47,331~~			~~333,287~~			~~53,694~~
~~over one years~~		~~325,142~~			~~38,548~~			~~318,563~~
~~Sub total~~		~~4,574,151~~			~~689,407~~			~~4,021,024~~
~~Unbilled accounts receivable~~		~~8,533,199~~			~~4,460,773~~			~~11,196,237~~
~~Allowance~~		~~(36,285~~	~~)~~		~~(15,083~~	~~)~~		~~(138,701~~	~~)~~
~~Total accounts receivable, net~~	~~$~~	~~13,071,065~~		~~$~~	~~5,135,097~~		~~$~~	~~15,078,560~~

	December 31, 2017	December 31, 2016	June 30, 2018

0-90 days	$4,168,586	$304,569	$1,822,747
90-180 days	33,092	13,003	1,826,020
180-360 days	47,331	333,287	53,694
over one year	325,142	38,548	318,563
Sub total	4,574,151	689,407	4,021,024

Current (billed accounts receivable within payment terms)	4,168,586	304,569	1,822,747
Past due	405,565	384,838	2,198,277
Sub-total billed accounts receivable	4,574,151	689,407	4,021,024
Unbilled accounts receivable	8,533,199	4,460,773	11,196,237
Allowance	(36,285)	(15,083)	(138,701)
Total accounts receivable, net	$13,071,065	$5,135,097	$15,078,560

2.	We note from your aging of accounts receivable that approximately 55% of your accounts receivable as of June 30, 2018 was more than 90 days past due. As part of your discussion of liquidity, please disclose the amount of accounts receivable as of June 30, 2018 that was subsequently collected through the most recent practicable date. In addition, please update your December 31, 2017 accounts receivable collection disclosures to reflect the amounts collected through the most recent practicable date.

Response: In response to the Staff’s comment, we have revised the disclosure on page 56 of the Form F-1 as follows.

~~As of October 29, 2018, approximately $6.2 million of total accounts receivable balance as of December 31, 2017 was collected. It presented that 90% of billed accounts receivable balance as of December 31, 2017 were collected by October 29, 2018. In addition, certain major customers confirmed to settle their outstanding balance of approximately $3.9 million prior to December 31, 2018. As a result, 70% of unbilled balance as of December 31, 2017 were collected or confirmed to be collected prior to December 31, 2018. Due to the complicated government approval process for payments, it could takes extra time for our customers to pay off the balances. With the increasing communication with our customer and improved collection efforts, we believe we are able to successfully collect the remaining balance within one year.~~

As of December 31, 2018, approximately $7.8 million (or 59%) of total accounts receivable balance as of December 31, 2017 was collected, and approximately $8.1 million (or 53%) of total account receivable balance as of June 30, 2018 was collected. It represented that 92% and 83% of billed accounts receivable balance as of December 31, 2017 and June 30, 2018 were collected by December 31, 2018, respectively. In December 2018, the Company reviewed the outstanding accounts receivables with all customers, as a result, 99% of unbilled balance as of December 31, 2017 and 92% of unbilled balance as of June 30, 2018 were expected to be collected prior to March 31, 2019, respectively.

3.

Your response to comment 9 states that generally you bill customers “20% to 30% of total fee upon signing the contract, 20% to 30% of total fee upon completion of developing, implementing and testing the customized applications and the remaining 30% to 50% of total fee is billed after the customer internally approves the project and signs off the acceptance form.” We also note from your response to comment 11 that your four major government customers representing 59.4% of unbilled accounts receivable as of December 31, 2017 were not billed as of December 31, 2017 because you needed to receive full acceptance from ten national government bureaus and from the local government. Using language which is similar to that provided in your prior responses, please revise to more fully disclose your contract billing terms and the multiple levels of acceptances and the additional performance from the Company that may be required to bill the final contract amount upon completion of the project.

Response: In response to the Staff’s comment we have revised the following disclosure on page 54:

Most of large contracts are government related customized application development service contracts. The Company enters into fixed-fee arrangements in standard multiple-phase customized application development service contracts with government related agencies and state-owned companies. The billing term can vary depending on each specific project. Generally speaking, the Company bills the customer 20% to 30% of total fee upon signing the contract, 20% to 30% of total fee upon completion of developing, implementing and testing the customized applications and the remaining 30% to 50% of total fee is billed after the customer internally approves the project and signs off the acceptance form. The Company does not specify the payment term in all contracts with customers, but, in practice, the Company’s billing term with customers are generally within 90 days. For these large government related customized application development service contracts, the government’s acceptance and payment process requires multiple levels of government officials’ approvals, including but not limited to approvals from ten national government bureaus at national level then final approval from local government level. The timing of receiving the final approval and payment might be longer than the Company’s expectation. The billing terms are typically agreed by the parties at the inception of the contract, not subsequently negotiated or modified.  In most cases, the Company are entitled to payments for the work performed and such payment are not conditioned on the final acceptance by our customer while under certain contracts with government related agencies and stated-owned companies, customer acceptance is a condition to final payments. Nevertheless, in practice, the Company tends to satisfy customers and is willing to perform additional work to receive a final acceptance from customers. Additional performance is considered inconsequential or perfunctory, because the Company always implements the customized applications at the customers’ sites and complete the testing prior to the customers’ acceptance. From past experience, the Company has never received rejections from its customers.

The Company assesses that its government customers, consisting of government related agencies and state owned companies, generally have good credit-worthiness and believes that these customers have intention and ability to fulfill the payment obligation at the point of revenue recognition. From past experience, the Company has never experienced any significant losses on collection nor experienced any significant bad debts from these customers.

As of December 31, 2017, four major customers accounted for in total of 58.9% of the Company’s accounts receivable and 59.4% of unbilled accounts receivable balances. The aggregated revenues from these customers represented 45.6% of total revenue in fiscal 2017. In fiscal 2017, revenue recognized from three of these four customers are related to new application development service contracts entered in fiscal 2017 with percentage completion progress of 87.5%, 92.8% and 100% as of December 31, 2017, respectively. Revenue recognized from one customer is related to a 2016 contract with percentage completion of 92.3% and 58.9% as of December 31, 2017 and 2016, respectively. As of June 30, 2018, two customers accounted for in total of 29.3% of the Company’s accounts receivable and 33.2% of unbilled accounts receivable balances. The aggregated revenues from these customers represented 5.1% of total revenue for the six months ended June 30, 2018 due to major progress on the project have been achieved in fiscal 2017. The significant unbilled accounts receivable due from these four customers were not billed in fiscal 2017 was because the related customers did not sign off on the customer acceptance forms as of December 31, 2017, even though these contracts were substantially completed. As of December 31, 2018, for customer A, we received acceptance from ten national government bureaus for its related projects which is in full acceptance required at the national government level, but are anticipating for the final acceptance from the local government which is expected to be received during the first quarter of 2019. For customer B, we received full acceptance from ten national government bureaus but are anticipating for the final acceptance from the local government which was deferred to fiscal 2019. For customer C, we received full acceptance from ten national government bureaus but are anticipating for the final acceptance from the local government which is expected to be received during the first quarter of 2019. For customer D, we received full acceptance from ten national government bureaus and the final acceptance from the local government. These unbilled receivables will be fully billed and collected prior to the end of the first quarter of 2019.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-12

4.	We note your response to comment 9. Please disclose your typical payment terms with customers (i.e., 30 days, 60 days). Tell us when the amounts included in your accounts receivable balance as of December 31, 2017 were actually collected in relation to the negotiated payment terms. In addition, please tell us if there are any penalties for late payment.

Response: The Company respectfully advises the Staff that the Company does not specify the payment term in all contracts with customers, but, in practice, the Company’s typical payment terms with customers are within 90 days. There are no penalties for late payment. As of December 31, 2017, the past due balance was $405,565, of which, $123,144 was collected subsequently. One government related customer with balance of $269,140 in the past due balance as of December 31, 2017 are confirmed to repay the balance by March 31, 2019.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Arila Zhou at azhou@htflawyers.com or by telephone at 212-530-2207.

Very truly yours,

/s/ Ban Lor
Ban Lor CEO

cc:	Hunter Taubman Fischer & Li LLC

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